JONES, DAY, REAVIS & POGUE
NORTH POINT • 901 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

WRITER'S DIRECT NUMBER:
(216) 586-7314
kjcorrigan@jonesday.com

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

SUPPL

02 MAY 22 AM 10:

412523:cr:564285
930210-005011

May 20, 2002

File No. 82-3349

VIA HAND DELIVERY

02034324

Securities and Exchange Coı
Office of International Corp(
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 5/29

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)

Company	Bespak PLC
TIDM	BPK
Headline	Re Joint Venture
Released	07:00 1 May 2002
RNS Number	3384V

For Immediate Release: 07.00 am, Wednesday 1 May 2002

Bespak & Ciit Centers For Health Research
Announce Nasal Drug Delivery
Research Collaboration

Bespak (LSE:BPK), the innovator of drug delivery technologies, and the CIIT Centers for Health Research, a leader in respiratory and inhalation science, have today announced the initiation of a significant research collaboration in the area of nasal drug delivery. Work on the project began in May 2001 and will continue as part of a three-year agreement.

Bespak will be working closely with CIIT, researching ways in which drugs are deposited in the nose, and how to improve on this route of administration. This will aid the development of efficient nasal drug delivery systems suitable for administering a range of high-value therapies.

While treatment of problems such as hay fever and nasal congestion using sprays or drops is a familiar concept, there is growing interest in the delivery of a wide range of systemically acting drugs through the nose. These include drugs which are poorly absorbed when taken orally or would otherwise have to be given via injections and which may also be relatively expensive. Successful nasal delivery of such drugs requires efficient targeting of the appropriate deposition sites in the nasal cavity. Bespak's aim is to maximise efficacy and cost-effectiveness by developing devices that consistently deliver the right amount of drug to the right part of the nasal cavity.

The CIIT Centers for Health Research is a world-leader in the modelling of the uptake of gases and deposition of particles in the respiratory tracts of animals and humans (dosimetry modelling). The collaboration will bring together the Centers' extensive knowledge of respiratory tract anatomy and the physics of transport and deposition and Bespak's understanding of device performance characteristics to facilitate the rapid development of efficient delivery devices.

Martin Wardhaugh, Group Director, Nasal Drug Delivery at Bespak, said:
"Bespak's collaboration with CIIT is an exciting step forward and is a clear indication of our desire to underpin device development with a sound scientific understanding of the ways in which drugs are deposited in the respiratory tract. CIIT was chosen as a partner because of its recognised expertise in dosimetry modelling and the unrivalled breadth of skills and knowledge that its people have.

"This collaboration is part of Bespak's overall corporate strategy to focus on drug delivery, expand the Group's technology base as well as extending its presence in the US."

"We are delighted to be partnering with Bespak," said CIIT President William Greenlee. "We hope to bring our strengths in aerosol science and respiratory research to break new ground in drug delivery. The technology developed from this partnership, particularly that related to human upper respiratory tract models, will bring great value to our core program focused on environmental health issues."

- ENDS -

For further information please contact:

BESPAK plc
Mark Throdahl – Chief Executive Tel: +44 (0) 20 7518 7900
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS Tel: +44 (0) 20 7466 5000
Nicola How Mobile: 07956 597 099
Tim Thompson

CIIT CENTERS FOR HEALTH RESEARCH
Robert Nellis, Communications Manager Tel: +919 558 1310
www.ciit.org

Notes to Editors:

Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Quoted on the Full List of the London Stock Exchange, Bespak is valued at approximately £150 M.

CIIT Centers for Health Research is a private, not-for-profit research organisation that has been in operation since 1976. It conducts state-of-the-art mechanism-based research to provide an improved scientific basis for assessing the potential outcomes of environmental exposure to chemicals on human health. Its research is published in peer-reviewed scientific journals.

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Company	Headline	Embargo	Last Upd
Bespak PLC	Blocklisting Interim Review		17:40 25 Apr

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From **26 October 2001** to **25 April 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

43,422

5. Number of shares issued/allotted under scheme during period:

Nil

6. Balance under scheme not yet issued/allotted at end of period:

43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,585,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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RNS Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Exclusive Agreement With DEKA
Released	07:00 19 Apr 2002
RNS Number	7726U

For Immediate Release: 07.00 am, 19 April 2002

Bespak and DEKA Research & Development Corporation ("DEKA")
Announce Partnership in Controlled Pulmonary Drug Delivery

Bespak (LSE:BPK), an innovator of drug delivery technologies, announced today that is has entered into an exclusive agreement with DEKA, the US based company known for its expertise in design, development and testing of sophisticated medical devices. Working closely together, Bespak and DEKA will look into ways of developing patient specific, safe, reliable and repeatable drug delivery technology to deliver a broad range of inhalation therapeutics in cost effective, patient-friendly packaging configurations.

Under the terms of the agreement DEKA and Bespak will work together to provide innovative concepts for precisely controlling, monitoring and delivering aerosolised drugs, to specific locations in the human respiratory tract. Present methods of drug delivery to the respiratory tract are heavily patient influenced and the effectiveness can vary from dose to dose. The technologies will have applicability for both locally active therapies and systemic drug delivery via the respiratory tract. Current approaches to systemic delivery include oral dosing, where much or all of the active material may be lost in the metabolism before reaching the intended target, or more invasive approaches such as injections, that are not patient friendly and the time to onset can be up to 30 minutes.

Mark Throdahl, Chief Executive Officer of Bespak, stated:

"This partnership is highly significant to Bespak as we develop in the drug delivery arena - success of this particular programme would mean the total re-invention of the pulmonary drug delivery process. Dean Kamen's agreement to work with Bespak on this project and to use his considerable expertise in the medical device area is a great endorsement of our continued progress in drug delivery. We look forward to updating the market in due course on our work with this world-class partner and our joint development of these novel respiratory aerosol drug delivery systems."

Dean Kamen, Chief Executive Officer, President & Founder of DEKA, added:

"We are excited to be working alongside one of the leading experts in the area of innovative drug delivery – I look forward to developing a radical new drug delivery system with Bespak, thereby transforming the current method of pulmonary drug delivery."

- ENDS -

Bespak will be holding a technology workshop today, which commences at 9.30 am at Herbert Smith's offices, Primrose Street, EC2. For further information please contact Nicola How or Louise Bolton at Buchanan Communications on 020 7466 5000.

For further information please contact:

BESPAK plc
Mark Throdahl – Chief Executive Tel: +44 (0) 20 7518 7900
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS Tel: +44 (0) 20 7466 5000
Nicola How / Tim Thompson

Notes to Editors:

About Bespak plc:
Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina in the USA.

Quoted on the Full List of the London Stock Exchange, Bespak is valued at approximately £150 M.

About DEKA:
Founded in 1982 by Dean Kamen, DEKA employs over 200 people dedicated to creating innovative solutions for advanced technologies. Dean Kamen is viewed as one of America's most prestigious inventors; one of the most well known of his inventions is the HomeChoice, a portable kidney dialysis machine, developed for Baxter Healthcare. One of DEKA's most widely anticipated products is the INDEPENDENCE™ IBOT™ Mobility System, developed for Independence Technology (a division of Johnson & Johnson), the IBOT™ is a sophisticated, self balancing mobility aid for the physically challenged designed to climb stairs and traverse uneven terrain. DEKA is also becoming well known from the recent creation of the company and product named Segway™, focused on personal mobility devices based on DEKA's self balancing technology.

Systemic Drug Delivery / Inhalation:
Inhalation provides a potentially effective and efficient non-invasive means of delivering therapeutics agents for the treatment of both local pulmonary and systemic conditions. Particles in the form of fine aerosols of liquids or dry powders may be depositedon to the inner lung surfaces at various distances or depths into the lung. The effectiveness of a particular drug varies based on where it is deposited with respect to the intended target site in the lung.

END

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Company	Bespak PLC
TIDM	BPK
Headline	Re Joint Venture
Released	15:32 17 Apr 2002
RNS Number	6912U

For Immediate Release: Wednesday, 17 April 2002

Sheffield Pharmaceuticals Signs Agreement With Bespak
For Development And Manufacture Of Tempo Inhaler

Sheffield Pharmaceuticals, Inc. (AMEX:SHM) today announced an agreement with Bespak (LSE: BPK), a world leader in the design and production of drug delivery devices, for the development and manufacture of Sheffield's Tempo™ Inhaler, a new generation metered dose inhaler (MDI). Under the agreement, Bespak will produce Tempo Inhaler devices for clinical supply and commercial production, and will also supply components for use in the MDI platform from its Cary, North Carolina facility.

"Sheffield is pleased to partner with Bespak, a recognized, world-class supplier of oral inhalation drug-delivery devices, for the production of our new Tempo Inhaler, a new generation MDI with significantly enhanced efficiency and performance characteristics compared to standard MDIs," said Thomas A. Armer, Ph.D., chief scientific officer of Sheffield. "Bespak's long-standing reputation and expertise in our field ensures the highest quality production of our innovative new device."

The one-step, easy-to-use Tempo Inhaler is designed to reduce patient coordination problems and enhance compliance by accommodating differences in age, disease-state and inspiratory flow rates. The synchronous trigger automatically adjusts to allow optimal delivery of drug to the lungs despite variations in breathing patterns. The flow control chamber uses aerodynamic principles to slow the propellant-driven "plume" coming out of the MDI, making it easier for patients to inhale the medication into the deep lung.

"We are excited about our relationship with Sheffield, a specialty pharmaceutical company focused on innovative pulmonary delivery technologies. Our expertise in device development and manufacturing for inhalation therapies will complement and assist in the delivery of Sheffield's new generation metered dose inhaler," said Sylvia Rossi-Montero, senior director of Business Development, North America of Bespak.

For further information please contact:

Bespak Plc
Mark Throdahl – Chief Executive Tel: +44 (0) 20 7518 7900
Robert Preece – Deputy Chief Executive & Group Finance Director

Buchanan Communications Tel: +44 (0) 20 7466 5000
Nicola How / Louise Bolton

Notes to Editors:

Bespak plc

Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The Company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. In 2001, Bespak expanded into the area of nasal drug delivery – an area that, although at an early stage of development, could bring considerable upside to Bespak in the future.

Bespak has manufacturing facilities in King's Lynn and Milton Keynes in the UK and at Cary, North Carolina in the USA.

Quoted on the Full List of the London Stock Exchange, Bespak is valued at approximately £150M.

Sheffield Pharmaceuticals

Sheffield Pharmaceuticals, Inc. provides innovative, cost-effective pharmaceutical therapies by combining state-of-the-art pulmonary drug delivery technologies with existing and emerging therapeutic agents. Sheffield is developing a range of products to treat respiratory and systemic diseases in its proprietary Premaire® Delivery System and Tempo™ Inhaler. Sheffield focuses on improving clinical outcomes with patient-friendly alternatives to inconvenient or sub-optimal methods of drug administration. Investors can learn more about Sheffield Pharmaceuticals on its web site at www.sheffieldpharm.com.

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Announcement Details

Company	Headline	Embargo	Last Upd
Bespak PLC	Blocklisting Interim Review		08:51 16 Apr

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

02 MAY 22 AM 10:

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1986 Executive Share Option Scheme**

3. Period of return: From **17 October 2001** to **16 April 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

22,200

5. Number of shares issued/allotted under scheme during period:

7,200

6. Balance under scheme not yet issued/allotted at end of period:

15,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

450,000 Ordinary on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,585,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at http://www.bespak.com

END

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Company	Headline	Embargo	Last Upd
Bespak PLC	Blocklisting Interim Review		08:49 16 Ap

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **17 October 2001** to **16 April 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

50,000

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,585,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		14:05 5 Apr

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Deutsche Bank AG and its subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

Morgan Grenfell & Co Limited – 6,727

Morgan Nominees Limited – 801,342

Morgan Nominees Limited a/c SL – 74,377

Morgan Nominees Limited a/c D131 – 1,226,738

RBSTB Nominees Ltd– 560,861

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **5 April 2002**

12) Total holding following this notification: **2,670,045**

13) Total percentage holding of issued class following this notification: **10.04**

14) Any additional information: **Shares in issue 26,585,889**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **5 April 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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02 MAY 22

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Director Shareholding		10:23 5 Apr (

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PER

1)Name of company: **Bespak plc**

2) Name of director: **Mr W G Meredith**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above – beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl notified):

Mr William George Meredith

5) Please state whether notification relates to a person(s) connected with the Director named in 2 al the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/s if discretionary/non discretionary:

Market purchase of Bespak ADRs

7) Number of shares/amount of stock acquired:

5,000

8) Percentage of issued class:

0.018

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

$7.5

13) Date of transaction:

4 April 2002

14) Date company informed:

5 April 2002

15) Total holding following this notification:

10,000

16) Total percentage holding of issued class following this notification:

0.036

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercis

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information:

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 020 7518 7900

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: **5 April 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com

END

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RNS Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Partnership Agreement
Released	07:00 3 Apr 2002
RNS Number	9091T

For Immediate Release 07.00 Wednesday, 3 April 2002

Bespak and Lyfjathróun Biopharmaceuticals Announce Partnership in Nasal Drug Delivery Research and Development

Bespak Increases Its Potential In Nasal Arena By Signing up Second Formulation Technology for Drug Delivery

Bespak (LSE:BPK) announced today that it has successfully reached the next stage of its strategy for nasal drug delivery through the signing of a Partnership Agreement with Lyfjathróun Biopharmaceuticals, the leading Icelandic drug delivery company. The collaboration will form a research and product development partnership for the development and commercialisation of new intellectual property. Bespak and Lyfjathróun aim to identify, characterise and develop novel proprietary formulations of drug candidates for delivery via the nasal passages. Additionally, the partnership seeks to establish a pipeline of products with a focus on those formulations that extend pharmaceutical patents, improve bioavailability and/or improve the efficacy of defined drugs and pharmaceuticals.

Under the terms of the agreement, Bespak will provide marketing and drug delivery device technical support. Lyfjathróun will provide the facilities, technologies and personnel necessary for all pre-clinical work as well as for the clinical development and validation of new IPR. The companies have already set up a project team, which has commenced work. The financial details of the partnership are not discloseable at this time.

Mark Throdahl, Chief Executive Officer of Bespak, stated:

"This partnership is extremely exciting for us as we progress to the next stage of our nasal drug delivery programme. This relationship is consistent with our nasal business strategy to date - of providing innovative, complete solutions to our pharmaceutical partners in this rapidly emerging sector – and brings together Bespak's considerable knowledge and experience in device development with the formulation experience and capabilities of Lyfjathróun.

"Professor Gizurarson is a renowned world-class expert in the delivery of drugs through the nasal cavity and advises the US Food and Drug Administration in this specialist area – we look forward to working with him and his team."

Prof. Sveinbjörn Gizurarson, CEO of Lyfjathróun Biopharmaceuticals, added:

"We regard this agreement with Bespak as an important milestone. Through this Partnership Agreement and through Bespak's international experience and know-how in development and marketing, we feel that together we are now well positioned to take a leading role in the development of intranasally delivered drugs."

For further information please contact:

BESPAK Plc

Mark Throdahl – Chief Executive Tel: +44 (0) 20 7518 7900
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS Tel: +44 (0) 20 7466 5000
Nicola How / Louise Bolton Mobile: 07956 597 099

Notes to Editors:

Bespak plc is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder inhalers, actuator and spacer systems, as well as specialist components and assemblies for the US medical device industry. In 2001 the Group expanded into the area of nasal drug delivery – and area that, although at an early stage of development, could bring considerable upside to the Group in the future.

The Group has manufacturing facilities in King's Lynn and Milton Keynes in the UK and at Cary, North Carolina in the USA.

Quoted on the Full List of the London Stock Exchange, Bespak is valued at approximately £150 M.

Lyfjathróun Biopharmaceuticals, based in Reykjavik, Iceland, is a drug discovery and drug delivery company conducting formulation development, product development, pre-clinical and clinical research based on proprietary know-how and intellectual property rights in combination with advanced multivariate analysis of drug action.

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Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		13:38 7 Mar

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

02 MAY 22 AM 10:

1. Name of company: **Bespak plc**

2. Name of shareholder having a major interest:

   Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder n or in respect of a non-beneficial interest or in the case of an individual holder if it is a holdin spouse or children under the age of 18:

   Not stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by

   HSBC Global Custody Nominee (UK) Ltd A/c 775245 – 107,194

   HSBC Global Custody Nominee (UK) Ltd A/c 360509 – 19,033

   HSBC Global Custody Nominee (UK) Ltd A/c 357206 – 591,622

   HSBC Global Custody Nominee (UK) Ltd A/c 747381 – 38,880

   HSBC Global Custody Nominee (UK) Ltd A/c 866203 – 15,000

5. Number of shares/amount of stock acquired:
6. Percentage of issued class:
7. Number of shares/amount of stock disposed: **28,200**
8. Percentage of issued class: **0.106**
9. Class of security: **Ordinary**
10. Date of transaction: **4 March 2002**

11. Date company informed: **7 March 2002**
12. Total holding following this notification: **771,729**
13. Total percentage holding of issued class following this notification: **2.90**
14. Any additional information:
15. Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**
16. Name and signature of authorised company official responsible for making this notification
    Company Secretary

Date of notification **7 March 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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Company	Headline	Embargo	Last Upd
Bespak PLC	Director Shareholding		09:53 19 Fet

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PER

1)Name of company: **Bespak plc**

2) Name of director: **Sir John Chisholm**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above – beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl notified):

Strand Nominees Limited a/c 012182CB

5) Please state whether notification relates to a person(s) connected with the Director named in 2 a the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/s if discretionary/non discretionary:

Market purchase

7) Number of shares/amount of stock acquired:

10,000

8) Percentage of issued class:

0.0376

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

£5.57

13) Date of transaction:

15 February 2002

14) Date company informed:

19 February 2002

15) Total holding following this notification:

10,000

16) Total percentage holding of issued class following this notification:

0.0376

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercis

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information:

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 020 7518 7900

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: **19 February 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Headline	Embargo	Last Upd
Bespak PLC	Holding(s) in Company		17:46 15 Feb

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **CGNU plc and its subsidiary, Morley Fund Ma Limited**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that pe children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by eacl

BNY Norwich Union Nominees Limited – 962,537

Chase GA Group Nominees Limited – 1,142,397

CUIM Nominee Limited – 783,275

RBSTB Nominees Limited - 71,000

Vidacos Nominees Limited – 277,862

5) Number of shares/amount of stock acquired: **64,000**

6) Percentage of issued class: **0.24**

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **14 February 2002**

11) Date company informed: **15 February 2002**

12) Total holding following this notification: **3,237,071**

13) Total percentage holding of issued class following this notification: **12.18**

14) Any additional information: **Total shares in issue - 26,585,889**

15) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **15 February 2002**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list